Filed under Rule 433
File No. 333-236742

Final Term Sheet

June 24, 2021

Issuer:	CMS Energy Corporation (the “Issuer”)
Security:	Depositary Shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of Issuer’s 4.200% Cumulative Redeemable Perpetual Preferred Stock, Series C (“Preferred Stock”)
Authorized Shares of Preferred Stock:	9,200
Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends
Size:	$230,000,000 (9,200,000 Depositary Shares)
Term:	Perpetual
Dividend Rate (Cumulative):	4.200% per annum
Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2021
Optional Redemption:	Issuer may, at its option, redeem the Preferred Stock:
Par Call:	•	in whole or in part, from time to time, on or after July 15, 2026, at a redemption price in cash equal to $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share); or
Ratings Event Call:	•	in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by Issuer following the occurrence of a Ratings Event (as defined in Issuer’s Preliminary Prospectus Supplement dated June 24, 2021), or, if no review or appeal process is available or sought with respect to such Ratings Event, at any time within 120 days after the occurrence of such Ratings Event, at a redemption price in cash equal to $25,500 per share of Preferred Stock (equivalent to $25.50 per Depositary Share)
plus, in each case, but subject to certain exceptions, all accumulated and unpaid dividends (whether or not declared) to, but excluding, the redemption date
Public Offering Price:	100.000% ($25.00 per Depositary Share)
Underwriting Discount:	$0.7875 per Depositary Share for retail investors $0.5000 per Depositary Share for institutional investors
Listing:	Issuer intends to apply for listing of the Depositary

Shares on the New York Stock Exchange and, if the application is approved, expects trading to commence within 30 days following initial issuance
Option to Purchase Additional Shares:	None
Trade Date:	June 24, 2021
Settlement Date*:	July 1, 2021 (T+5)

Expected Ratings

(Moody’s / S&P / Fitch):	Ba1 (stable) / BBB- (stable) / BB+ (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	BofA Securities, Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
Cabrera Capital Markets, LLC
CUSIP / ISIN:	125896 837 / US1258968379

* It is expected that delivery of the Depositary Shares will be made on or about July 1, 2021, which will be the fifth business day (T+5) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Depositary Shares prior to the second business day prior to settlement will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Issuer has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Issuer has filed with the SEC for more complete information about Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 800-294-1322 or by email at dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll-free at 866-718-1649, RBC Capital Markets, LLC toll-free at 866-375-6829 or Wells Fargo Securities, LLC toll-free at 800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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